Inky

36 Aigyptou Avenue

Larnaca, 6030, Cyprus

May 30, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Information Technologies and Services

Re:  Inky, Inc.

Registration Statement on Form S-1 and Amendment No. 1

Filed February 20, 2019

File No. 333-229748

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 18, 2019 addressed to Ioanna Kallidou, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 1 to Form S-1.

Form S-1 and Amendment No. 1 to Form S-1 filed February 20, 2019 Cover Page

1.

Based upon the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. You have nominal operations, nominal assets consisting solely of cash, cash equivalents and prepaid rent and no revenues to date. Please disclose on the cover page and in risk factors that you are a shell company and discuss the restrictions imposed on such companies.

RESPONSE:

While technically the Company may fall within a part of the definition of “shell company” set forth in Rule 405, the Company and its founders do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

•

The Company has a specific business plan which it is fully pursuing. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the development and marketing of specific products as detailed in the prospectus.

•

The Company has never sought and has no intent to seek any merger partner or business combination transaction.

•

The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

•

While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release #33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

None of the factors which are detailed in footnote 32 are present here.

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

While the Company has yet to generate revenues, it is pursuing its Business Plan and intends to use the proceeds of the $2,000,000 offering detailed in the registration statement to fund the commencement of full operations.  At this time, the Company’s business plan is not focused on any acquisitions or mergers, unless such represents a valuable adjunct to the Company’s operating plan.

Notwithstanding the foregoing, and without acknowledging that the Company is a “shell company”, the Company has included as a specific risk factor in its disclosure that the Company could be determined to be a “shell company” and to describe the implications of such status.

Prospectus Summary, page 1

1.

Please disclose in your prospectus summary that the CEO, Ioanna Kallidou, will continue to have substantial control over the company following this offering.

RESPONSE:

We have amended our Prospectus Summary to specifically disclose that Ioanna Kallidou will continue to have substantial control over the Company following the Offering.

2.

Please clarify that funds received from the sale of the shares in this offering will not be placed in an escrow account and that any proceeds will be available to the company for its immediate use upon receipt.

RESPONSE:

We have amended our Prospectus Summary to specifically disclose that funds received from the sale of the shares in this offering will not be placed in an escrow account and that any proceeds will be available to the company for its immediate use upon receipt.

Summary of the Offering, page 3

3.

Please revise the amount to be raised if all the shares in this filing are sold at the proposed maximum aggregate offering price. In this regard we note the maximum amount being raised is $120,000, not $90,000 as stated.

RESPONSE:

We have revised our disclosure accordingly.

Risk Factors

Defects in our App may adversely affect our business, page 7

4.

We note you list product returns as an adverse result of defects in your apps. Please clarify what would constitute a product return.

RESPONSE:

We have deleted reference to product returns as this is inapplicable.

Our president, treasurer, director and secretary is a non-U.S. resident..., page 8

5.

Please revise to include the difficulties with service of process to non-U.S. residents.

RESPONSE:

We have amended the quoted risk factor to include an enhanced discussion of this risk.

6.

 The sole officer and director..., page 9

Please reconcile the statements that Ms. Kallidou "currently devotes all her free time to company matters" with she "does not devote all her time to our operations" by stating the number of hours per week she will be devoting to the company.

RESPONSE:

We have revised our disclosure to state that while Ms. Kallidou does not work exclusively for the Company, she does devote approximately 40 hours per week to the Company’s business.

Our Management will be able..., page 10

7.

Please revise the ownership percentage based on the maximum number of shares being offered. Ms. Kallidou, the sole officer and director, will hold approximately 88.28% of the outstanding shares only if 25% of the shares from the offering were sold.

RESPONSE:

We have revised our disclosure to state that Ms. Kallidou will own 50% of the shares of the Company if the full 4,000,000 shares being offered are sold.

Use of Proceeds, page 14

8.

We note that the net proceeds in the Use of Proceeds table does not agree with the anticipated net offering proceeds noted in the Dilution table. Please revise or explain.

RESPONSE:

We have revised the Use of Proceeds section to correct the Net Proceeds amount and it is not consistent with the dilution table.

Plan of Operation, page 15

9.

Please revise to describe with specificity your plan of operation for the next twelve months. Provide details regarding your plan of operations, including detailed milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding.

RESPONSE:

We have amended our Plan of Operation to detail specific milestones to be achieved during the next twelve months.  We have also amended the Liquidity and Capital Resources to detail our need for funding to accomplish this.

Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 19

10.

Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

RESPONSE:

We have amended the Liquidity and Capital Resources to detail our need for funding to accomplish our Plan of Operation and the period within which we will be able to continue operations with current funds on hand.

Cash Flows

Financing Activities, page 20

11.

Please revise to distinguish past financing activities from future financing activities. In this regard, we note that Inky has not yet received proceeds from the sale of 4,000,000 shares at $0.03 per share and that it is uncertain whether Inky will be able to sell the maximum amount.

RESPONSE:

We have revised our disclosure to specifically identify funding which has been received to date and funding which may be received in the future and the uncertainty of future fund-raising efforts.

Management

Background Information about our Officers and Directors, page 27

12.

Please disclose the name of each of the entities with which Ms. Kallidou is or has been involved in the last five years and the nature of the activities performed for each entity. Also, disclose the dates within the past five years that she has worked for each respective entity. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We have amended Ms. Kallidou’s biography to provide the requested information.

Code of Ethics, page 28

13.

The website that you direct investors to for your code of business conduct and ethics is that of another public company. Please revise.

RESPONSE:

We have deleted reference to the website (which was included in error).  As of the date of this filing, the Company has not adopted a Code of Ethics.

Certain Relationships and Related Party Transactions, page 33

14.

You state that there are no related party transactions, however, Ms. Kallidou has loaned funds to Inky. Please revise.

RESPONSE:

We have amended our disclosure to reflect that Ms. Kallidou is a related party and has loaned funds to the Company.

Report of Independent Registered Public Accounting Firm, page F-1

15.

Please have your auditor revise their report to comply with PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916. Ensure that the opinion refers to the correct audit period of November 30, 2018 and the period from inception (June 12, 2018) through November 30, 2018. In addition, the period referenced in the auditors' consent should be similarly revised.

RESPONSE:

Our Second Amendment has a corrected auditor’s opinion which reflects the correct dates.

Signatures, page 47

16.

Please indicate on the signature page, if true, that Ms. Kallidou is also signing in her capacity as Principal Financial Officer and Principal Accounting Officer or Controller as required by Form S-1.

RESPONSE:

We have revised the signature page to reflect all of Ms. Kallidou’s capacities.

Exhibits

Exhibit 99.1: Subscription Agreement, page 1

17.

Please provide a new Subscription Agreement with the proper entity names. In this regard, we note the Subscription Agreement asks for checks to be made payable to Beliss Corp.

RESPONSE:

We have updated Exhibit 99.1 to reflect the proper Company name and payee for subscriptions.

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INKY

/s/ Ioanna Kallidou

By:___________________________

Ioanna Kallidou

Chief Executive Officer

cc:

Robert L. B. Diener, Esq.